Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES TRUST UNIT FINANCING

Calgary, May 9, 2007 (TSX: HTE.UN; NYSE: HTE)

The Units will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. The Units offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest Energy Trust ("Harvest") is pleased to announce that it has entered into an agreement with a syndicate of underwriters to sell, on a bought deal basis, 6,350,000 trust units ("Trust Units") at a price of $31.50 per Trust Unit to raise total gross proceeds of approximately $200 million. Harvest has also granted the underwriters an Over-Allotment Option, to purchase up to an additional 15% of Trust Units at the same offering price, exercisable in whole or in part for a period of 30 days following closing. If the Over-Allotment Option is fully exercised, the total gross proceeds to Harvest from the sale of Trust Units will be approximately $230 million. Closing is expected to occur on or about June 1, 2007.

Harvest will use the net proceeds of the financing to repay existing indebtedness incurred in connection with its acquisition of North Atlantic Refining Limited.

The first distribution for which purchasers of the Trust Units offered hereunder will be entitled to receive is the previously announced distribution of $0.38 per trust unit, payable on July 16, 2007 to unitholders of record on June 22, 2007.

The syndicate of underwriters is led by CIBC World Markets Inc. and TD Securities Inc.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas, and complemented by our very long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

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Forward-looking statements in this press release may include, but are not limited to, closing of the Trust Unit financing, future cash distribution, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Chief Financial Officer

Cindy Gray
Manager, Investor Relations

Corporate Head Office:

Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca